January 12, 2006
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549
Re: Mercer Insurance Group, Inc.
Comment Letter of December 1, 2005
Form 10-K for the fiscal year ended December 31, 2004
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2005
File no. 0-25425
Dear Ladies and Gentlemen;
On January 11, 2006, Mercer Insurance Group, Inc. transmitted to the Commission by EDGAR for filing an amendment to its Annual Report on Form 10-K for the year ended December 31, 2004, and amendments to its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2005.
These amendments are in response to the comment letter of the Staff dated December 1, 2005, and our discussions with the Staff since receipt of that comment letter. Our individual responses follow the comments of the Staff, which are set out all capital letters:
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
ITEM 7: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 30
RESULTS OF OPERATION, PAGE 34
1)	PLEASE REMOVE YOUR NARRATIVE DISCLOSURE OF OVERALL UNDERWRITING PROFIT OR LOSS. WE BELIEVE THIS MEASURE IS A NON-GAAP MEASURE THAT MUST COMPLY WITH ITEM 10 OF REGULATION S-K AS PREVIOUSLY STATED IN COMMENT 14 OF OUR JULY 16, 2003 LETTER. PLEASE REVISE THE DISCLOSURE IN YOUR 2005 FORMS 10-Q, ACCORDINGLY.
Narrative disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the 2004 Form 10-K,

and in each of the Form 10-Q’s for the quarters ended March 31, June 30, and September 30, 2005, was modified to remove any reference to overall or total underwriting profit or loss, and overall or total underwriting performance.
OFF BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS, PAGE 45
2)	PLEASE REVISE YOUR TABLE OF CONTRACTUAL OBLIGATIONS TO DISCLOSE THE PROJECTED PAYMENTS PERTAINING TO YOUR INSURANCE OBLIGATIONS ON A GROSS BASIS AND NOT NET OF REINSURANCE.
The table of contractual obligations in the 2004 Form 10-K was changed to present the projected payments pertaining to insurance obligations on a gross basis by excluding reinsurance recoverable from the projected payments and modifying the table accordingly.
ITEM 9A: CONTROLS AND PROCEDURES, PAGE 72
3)	PLEASE EXPAND YOUR DISCLOSURE TO FURNISH THE INFORMATION REQUIRED BY ITEM 307 OF REGULATION S-K, DISCLOSURE CONTROLS AND PROCEDURES.
Item 9A of the 2004 Form 10-K was modified to furnish the information required by Item 307 of Regulation S-K, which had been inadvertently omitted from the filing.
Mercer Insurance Group, Inc. acknowledges that;
•	It is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Please contact the undersigned at (800) 223-0534, ext. 1112, or at email address dmerclean@mercerins.com if you have any questions or comments with respect to this letter or the accompanying amendments.
Very truly yours,
/s/ David B. Merclean
David B. Merclean
Senior Vice President
Chief Financial Officer